Exhibit 99.2

CANGO INC.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Solicited on Behalf of the Board of Directors of Cango Inc. for the Extraordinary General Meeting of Shareholders to be held at 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China, at 2p.m. (Beijing time) on May 16, 2025

The undersigned shareholder of Cango Inc. (the “Company”), a Cayman Islands company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders of the Company’s Class A ordinary shares of a par value of US$0.0001 each and Class B ordinary of a par value of US$0.0001 each (together, the “Ordinary Shares”) and the Proxy Statement, each dated April 11, 2025, and hereby appoints _______________________________ of_______________________________ or, if no person is otherwise specified, the chairman of the EGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned and to act as proxy for the undersigned at the EGM of the Company to be held at 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China, at 2p.m. (Beijing time) on May 16, 2025, and authorizes them to represent and vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below or (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the EGM, as set forth in the Notice of the EGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted FOR the following proposals:

Proposal No. 1: Approval of the PRC Business Disposal

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), by and between the Company and Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling its PRC business to the Purchaser in accordance with the terms and conditions set forth therein, and the consummation of the transactions contemplated thereunder (collectively, the “Transactions”), which in each case may be subject to such amendments and/or additions thereto as a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Special Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized, ratified and confirmed in all respects.

Proposal No. 2: Approval of Actions of Special Committee

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT each member of the Special Committee, be authorized to do all things necessary to give effect to the SPA, including but not limited to the execution and delivery of the SPA, and the consummation of the Transactions and to effect any amendments or additions thereto as may be approved by the Special Committee in its absolute discretion.

Proposal No. 3: Approval of Adjournment of the EGM

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

This proxy should be marked, dated, and signed by the shareholder exactly as his, her or its name appears on the share certificate or the register of members and be returned promptly by email to ir@cangoonline.com or to 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.

For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the EGM or any adjournment in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and send this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly.

Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), by and between the Company and Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling its PRC business to the Purchaser in accordance with the terms and conditions set forth therein, and the consummation of the transactions contemplated thereunder (collectively, the “Transactions”), which in each case may be subject to such amendments and/or additions thereto as a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Special Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized, ratified and confirmed in all respects.	☐	☐	☐
PROPOSAL NO. 2	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT each member of the Special Committee, be authorized to do all things necessary to give effect to the SPA, including but not limited to the execution and delivery of the SPA, and the consummation of the Transactions and to effect any amendments or additions thereto as may be approved by the Special Committee in its absolute discretion.	☐	☐	☐
PROPOSAL NO. 3	TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.	☐	☐	☐

Signature	Signature, if held jointly
Date:	Date:

This proxy card must be signed by the holder of the shares at the close of business on May 12, 2025. If shares are held jointly, each holder should sign. When signing in a fiduciary capacity (such as an executor, administrator, attorney, trustee or guardian), please give full title as such. If the signor is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signor is a partnership, please sign in partnership name by authorized person.